Filed by Pantages Capital Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12

 under the Securities Exchange Act of 1934

 Subject Company: Pantages Capital Acquisition Corporation

File Number: 001-42425

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 14, 2026

PANTAGES CAPITAL ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)

Cayman Islands	001-42425	N/A
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification Number)

221 W 9th St #859

Wilmington, DE 19801

(Address of principal executive offices)

302-235-3848

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one Class A ordinary share, $0.0001 par value, and one Right to acquire one-fifth of one Class A ordinary share	PGACU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	PGAC	The Nasdaq Stock Market LLC
Rights, each whole right to acquire one-fifth of one Class A ordinary share	PGACR	The Nasdaq Stock Market LLC

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to Merger Agreement

As previously announced, on November 18, 2025, Pantages Capital Acquisition Corporation, a Cayman Islands exempted company (“Purchaser”) entered into a Business Combination Agreement by and among (i) Purchaser, (ii) MacMines Austasia Pty Ltd, an Australian proprietary company limited by shares (the “Company”), (iii) HORIZON MINING LIMITED, a Cayman Islands exempted company (“Pubco”), (iv) HORIZON MERGER 1 LIMITED, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“Merger Sub”); (v) Horizon Mining SPV Pty Ltd, an Australian proprietary company limited by shares and a wholly owned subsidiary of the Company (“Tenement SPV”); and (vi) Jincheng Yao, an individual (“Seller Representative”) (the “Merger Agreement”).

On April 14, 2026, each Party to the Merger Agreement entered into Amendment No. 1 to the Merger Agreement (the “Amendment”). Capitalized terms used herein and not otherwise defined shall have the same meaning as set forth in the Amendment.

Pursuant to the Amendment, the Parties agreed to remove Section 8.1(h) of the Merger Agreement, which required, as a condition to each Party’s obligation to consummate the Transactions, that Purchaser have net tangible assets of at least $5,000,001 after giving effect to the Redemption and any PIPE Investment that was funded prior to or at the Closing.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and the terms of which are incorporated by reference herein.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed business combination among Purchaser, the Company, Pubco, Merger Sub, Tenement SPV, and Seller Representative. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Merger, Pubco will file a registration statement on Form F-4 (as may be amended from time to time, the “Registration Statement”) that will include a preliminary proxy statement of Purchaser and a registration statement/preliminary prospectus of Pubco, and after the Registration Statement is declared effective, Purchaser will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date to be established for voting on the proposed transactions in connection with its solicitation of proxies for the vote by its shareholders in connection with the proposed Merger and the other matters as will be described in such proxy statement. Purchaser and Pubco will also file other documents regarding the proposed transactions with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF PANTAGES ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Purchaser through the website maintained by the SEC at www.sec.gov. The documents filed by Purchaser with the SEC also may be obtained free of charge upon written request to Pantages Capital Acquisition Corporation, 221 W 9th St #859 Wilmington, DE 19801.

2

Participants in Solicitation

Purchaser, the Company, Pubco, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Purchaser shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Purchaser’s shareholders in connection with the proposed transactions will be set forth in the proxy statement/prospectus included in the Registration Statement. You can find more information about Purchaser’s directors and executive officers in Purchaser’s final prospectus related to its initial public offering dated December 5, 2024, and subsequent SEC reports. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions among Purchaser, the Company, Pubco, Merger Sub, Tenement SPV, and Seller Representative. Forward-looking statements include information concerning the parties’ possible or assumed future results of operations, business strategies, competitive position, industry environment, potential growth opportunities, and the effects of regulation, including whether the Merger will generate returns for shareholders. These forward-looking statements are based on the parties’ management’s current expectations, projections, and beliefs, as well as a number of assumptions concerning future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. These risks, uncertainties, assumptions, and other important factors include, but are not limited to: (a) the occurrence of any event, change, or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Merger; (b) the outcome of any legal proceedings that may be instituted against the parties, or others following the announcement of the Merger and any definitive agreements with respect thereto; (c) the inability to complete the Merger due to the failure to obtain the approval of the shareholders of Purchaser or the Company or to satisfy other conditions to closing, including the receipt of certain governmental and regulatory approvals; (d) changes to the proposed structure of the Merger that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Merger; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Merger; (f) the risk that the Merger disrupts current plans and operations of the parties or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (g) the effect of the announcement or pendency of the transaction on the parties’ business relationships, operating results, and business generally; (h) the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, competition, the ability of Pubco to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Merger; (j) changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in unforeseen delays in the timing of the Merger; (k) the possibility that the parties may be adversely affected by other economic, business, and/or competitive factors; and (l) other risks and uncertainties indicated from time to time in Purchaser’s final prospectus related to its initial public offering dated December 5, 2024, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Purchaser. Copies are available on the SEC’s website at www.sec.gov. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in documents filed by Purchaser or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the parties assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. No party gives any assurance that either Pubco, Purchaser, or the Company, will achieve its expectations.

3

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any jurisdiction.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description of Exhibits
2.1	Amendment No. 1 to the Merger Agreement, dated April 14, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Pantages Capital Acquisition Corporation

Date: April 15, 2026	/s/ William W. Snyder
	Name:	William W. Snyder
	Title:	Chief Executive Officer

5